EQT Reports First Quarter 2024 Results

PITTSBURGH, April 23, 2024 -- EQT Corporation (NYSE: EQT) today announced financial and operational results for the first quarter of 2024.

First Quarter 2024 and Recent Highlights:
•Net cash provided by operating activities of $1,156 million; generated $402 million of free cash flow(1) and exited the quarter with approximately $650 million of cash on the balance sheet
•Total sales volume of 534 Bcfe, towards the high-end of guidance adjusted for curtailments, reflecting continued operational efficiency gains and strong well performance
•Lease operating expenses of $0.10 per Mcfe, below the low-end of guidance despite curtailments, driven by water infrastructure investment benefits
•Total debt and net debt(1) down from $5.8 billion and $5.7 billion at year-end 2023 to $5.5 billion and $4.9 billion, respectively, at quarter-end; $500 million of cash proceeds to be received from the non-operated asset sale to Equinor set to further strengthen balance sheet
•Signed second non-binding Heads of Agreement with Texas LNG to upsize liquefaction tolling capacity from 0.5 million tonnes per annum to 2 million tonnes per annum beginning in 2028(2)
•Announced transformative acquisition of Equitrans Midstream Corporation (Equitrans Midstream), which will create a premier vertically integrated natural gas business that is well positioned to be a globally competitive American energy leader
•Recent MVP in-service filing with FERC significantly de-risks path to Equitrans Midstream deal consummation and EQT’s ability to serve growing power generation demand in the Southeast region
•Announced agreement with Equinor to sell 40% of EQT’s non-operated natural gas assets in Northeast Pennsylvania for total value of more than $1.1 billion, inclusive of expected synergies

President and CEO Toby Z. Rice stated, "The strong operational momentum we achieved last year has carried over into 2024, with our drilling team continuing to perform at exceptional levels, and our completions team again setting a new company record for pumping hours in the month of March. We also saw LOE come in below our forecast, as the benefits of our strategic water infrastructure investments are becoming increasingly tangible to shareholders. These factors contributed to free cash flow generation coming in above internal expectations and we exited the quarter in a strong financial position with nearly $650 million of cash on the balance sheet."

Rice continued, "We also announced the transformational acquisition of Equitrans Midstream during the first quarter. The combination of EQT and Equitrans Midstream will create America’s first large-scale integrated natural gas business, with assets uniquely positioned to create a well-to-watt solution that will power growing baseload demand associated with the data center and artificial intelligence booms that are burgeoning at the doorstep of our asset base. The global power market is at a key inflection point as we embark on a transformational journey into the age of artificial intelligence and EQT’s clean, reliable and affordable natural gas will be foundational to meeting growing power needs both domestically and abroad."

(1)A non-GAAP financial measure. See the Non-GAAP Disclosures section of this news release for the definition of, and other important information regarding, this non-GAAP financial measure.
(2)Final terms remain subject to negotiation of a definitive tolling agreement between the parties thereto. Tolling agreement start up subject to change with facility start up timing.

First Quarter 2024 Financial and Operational Performance

	Three Months Ended March 31,
($ millions, except average realized price and EPS)	2024	2023	Change

Total sales volume (Bcfe)	534	459	75
Average realized price ($/Mcfe)	$3.22	$4.11	$(0.89)
Net income attributable to EQT	$103	$1,219	$(1,116)
Adjusted net income attributable to EQT (a)	$365	$669	$(304)
Diluted earnings per share (EPS)	$0.23	$3.10	$(2.87)
Adjusted EPS (a)	$0.82	$1.70	$(0.88)
Net income	$103	$1,219	$(1,116)
Adjusted EBITDA (a)	$1,012	$1,278	$(266)
Net cash provided by operating activities	$1,156	$1,663	$(507)
Adjusted operating cash flow (a)	$951	$1,237	$(286)
Capital expenditures, excluding noncontrolling interests	$549	$464	$85
Free cash flow (a)	$402	$774	$(372)

(a)A non-GAAP financial measure. See the Non-GAAP Disclosures section of this news release for the definition of, and other important information regarding, this non-GAAP financial measure.

Per Unit Operating Costs
The following table presents certain of the Company's production-related operating costs on a per unit basis.

	Three Months Ended March 31,
Per Unit ($/Mcfe)	2024	2023

Gathering	$0.58	$0.67
Transmission	0.32	0.34
Processing	0.13	0.12
Lease operating expense (LOE)	0.10	0.06
Production taxes	0.09	0.04
Selling, general and administrative (SG&A)	0.14	0.11
Total per unit operating costs	$1.36	$1.34

Production depletion	$0.90	$0.83

Gathering expense decreased on a per Mcfe basis for the three months ended March 31, 2024 compared to the same period in 2023 due primarily to the lower gathering cost structure that resulted from the Company's ownership of the gathering assets acquired in the Company's acquisition of Tug Hill and XcL Midstream (the Tug Hill and XcL Midstream Acquisition).

Transmission expense decreased on a per Mcfe basis for the three months ended March 31, 2024 compared to the same period in 2023 due primarily to increased sales volume from the assets acquired in the Tug Hill and XcL Midstream Acquisition.

LOE increased on a per Mcfe basis for the three months ended March 31, 2024 compared to the same period in 2023 due primarily to increased LOE from the assets acquired in the Tug Hill and XcL Midstream Acquisition.

Production taxes increased on a per Mcfe basis for the three months ended March 31, 2024 compared to the same period in 2023 due to increased West Virginia property tax expense from the assets acquired in the Tug Hill and XcL Midstream Acquisition and higher price as well as increased severance tax expense from increased volumes from the assets acquired in the Tug Hill and XcL Midstream Acquisition.

SG&A increased on a per Mcfe basis for the three months ended March 31, 2024 compared to the same period in 2023 due primarily to higher personnel costs due to increased workforce headcount.

Pending Equitrans Midstream Acquisition
The Company previously announced its agreement to acquire Equitrans Midstream via a series of integrated mergers with indirect wholly owned subsidiaries of the Company, which, upon effectiveness, would result in each share of Equitrans Midstream common stock issued and outstanding converting into 0.3504 shares of EQT common stock, with cash issued in lieu of fractional shares (the Equitrans Midstream Acquisition).

The Equitrans Midstream Acquisition will create a large-scale, integrated natural gas producer with a low-cost structure that provides investors with the best risk-adjusted exposure to natural gas prices.

The closing of the Equitrans Midstream Acquisition remains subject to, among other things, the approval of the transaction by shareholders of each of EQT and Equitrans Midstream, and customary regulatory approvals, including the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Liquidity
As of March 31, 2024, the Company had no borrowings and $15 million of letters of credit outstanding under its $2.5 billion revolving credit facility. Total liquidity as of March 31, 2024 was $3.1 billion.

As of March 31, 2024, total debt and net debt(1) were $5.5 billion and $4.9 billion, respectively, compared to $5.8 billion and $5.7 billion, respectively, as of December 31, 2023.

(1)A non-GAAP financial measure. See the Non-GAAP Disclosures section of this news release for the definition of, and other important information regarding, this non-GAAP financial measure.

2024 Outlook
The Company updated its expectation of 2024 total sales volume to 2,100 – 2,200 Bcfe, which assumes 1 Bcf/d of operated production curtailments through May and embeds future curtailment optionality dependent on market conditions. The Company reiterates its maintenance capital expenditures of $1,950 – $2,050 million in 2024 and strategic growth capital expenditures, which target opportunistic, high-return water, midstream and other infrastructure and land opportunities, are expected to total $200 – $300 million in 2024.

During the second quarter of 2024, the Company plans to turn-in-line (TIL) 28 – 42 net wells. Total sales volume in the second quarter of 2024 is expected to be 455 – 505 Bcfe, which assumes 1 Bcf/d of operated production curtailments through May and expected non-operated production curtailments and TIL deferrals.

All guidance items exclude the impact of the pending Equitrans Midstream Acquisition and non-operated asset transaction with Equinor.

2024 Guidance(a)

Production	Q2 2024	Full Year 2024
Total sales volume (Bcfe)	455 – 505	2,100 – 2,200
Liquids sales volume, excluding ethane (Mbbl)	3,250 – 3,550	14,550 – 15,350
Ethane sales volume (Mbbl)	1,250 – 1,400	5,250 – 5,650
Total liquids sales volume (Mbbl)	4,500 – 4,950	19,800 – 21,000

Btu uplift (MMBtu/Mcf)	1.050 – 1.060	1.050 – 1.060

Average differential ($/Mcf)	($0.75) – ($0.65)	($0.70) – ($0.50)

Resource Counts
Top-hole rigs	1 – 2	1 – 2
Horizontal rigs	2 – 3	2 – 3
Frac crews	3 – 4	3 – 4

Per Unit Operating Costs ($/Mcfe)
Gathering	$0.51 – $0.53	$0.52 – $0.54
Transmission	$0.43 – $0.45	$0.42 – $0.44
Processing	$0.12 – $0.14	$0.11 – $0.13
LOE	$0.14 – $0.16	$0.11 – $0.13
Production taxes	$0.08 – $0.10	$0.07 – $0.09
SG&A	$0.15 – $0.17	$0.14 – $0.16
Total per unit operating costs	$1.43 – $1.55	$1.37 – $1.49

Capital Expenditures ($ Millions)
Maintenance	$490 – $540	$1,950 – $2,050
Strategic growth	$55 – $80	$200 – $300
Total capital expenditures	$545 – $620	$2,150 – $2,350
(a)Assumes Mountain Valley Pipeline in-service date during June 2024.

First Quarter 2024 Earnings Webcast Information
The Company's conference call with securities analysts begins at 10:00 a.m. ET on Wednesday April 24, 2024 and will be broadcast live via webcast. An accompanying presentation is available on the Company's investor relations website, www.ir.eqt.com under "Events & Presentations." To access the live audio webcast, visit the Company's investor relations website at ir.eqt.com. A replay will be archived and available for one year in the same location after the conclusion of the live event.

Hedging (as of April 19, 2024)
The following table summarizes the approximate volume and prices of the Company's NYMEX hedge positions. The difference between the fixed price and NYMEX price is included in average differential presented in the Company's price reconciliation.

	Q2 2024 (a)	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Hedged Volume (MMDth)	260	242	255	222	224
Hedged Volume (MMDth/d)	2.9	2.6	2.8	2.5	2.5
Swaps – Short
Volume (MMDth)	215	197	203	118	178
Avg. Price ($/Dth)	$3.26	$3.25	$3.24	$3.39	$3.08
Calls – Long
Volume (MMDth)	13	13	13	—	—
Avg. Strike ($/Dth)	$3.20	$3.20	$3.20	$—	$—
Calls – Short
Volume (MMDth)	61	62	66	104	46
Avg. Strike ($/Dth)	$4.22	$4.22	$4.22	$3.98	$3.48
Puts – Long
Volume (MMDth)	45	45	52	104	46
Avg. Strike ($/Dth)	$4.05	$4.05	$3.68	$3.19	$2.83
Option Premiums
Cash Settlement of Deferred Premiums (millions)	$(4)	$(4)	$—	$—	$—

(a)April 1 through June 30.

The Company has also entered into transactions to hedge basis. The Company may use other contractual agreements from time to time to implement its commodity hedging strategy.

Non-GAAP Disclosures
This news release includes the non-GAAP financial measures described below. These non-GAAP measures are intended to provide additional information only and should not be considered as alternatives to, or more meaningful than, net income attributable to EQT Corporation, net income, diluted earnings per share, net cash provided by operating activities, total operating revenues, total debt, or any other measure calculated in accordance with GAAP. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital, tax structure, and historic costs of depreciable assets.

Adjusted Net Income Attributable to EQT and Adjusted Earnings per Diluted Share (Adjusted EPS)
Adjusted net income attributable to EQT is defined as net income attributable to EQT Corporation, excluding loss on sale/exchange of long-lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that the Company's management believes do not reflect the Company's core operating performance. Adjusted EPS is defined as adjusted net income attributable to EQT divided by diluted weighted average common shares outstanding. The Company's management believes adjusted net income attributable to EQT and adjusted EPS provide useful information to investors regarding the Company’s financial condition and results of operations because it helps facilitate comparisons of operating performance and earnings trends across periods by excluding the impact of items that, in their opinion, do not reflect the Company’s core operating performance. For example, adjusted net income attributable to EQT and adjusted EPS reflect only the impact of settled derivative contracts; thus, the measures exclude the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement.

The table below reconciles adjusted net income attributable to EQT and adjusted EPS with net income attributable to EQT Corporation and diluted earnings per share, respectively, the most comparable financial measures calculated in accordance with GAAP, each as derived from the Statements of Condensed Consolidated Operations to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

	Three Months Ended March 31,
	2024	2023

	(Thousands, except per share amounts)
Net income attributable to EQT Corporation	$103,488	$1,218,548
Add (deduct):
Loss on sale/exchange of long-lived assets	147	16,528
Impairment and expiration of leases	9,209	10,546
Gain on derivatives	(106,511)	(824,852)
Net cash settlements received on derivatives	451,004	157,000
Premiums paid for derivatives that settled during the period	(34,669)	(99,417)
Other expenses (a)	22,852	19,662
Income from investments	(2,260)	(4,764)
Loss (gain) on debt extinguishment	3,449	(6,606)
Non-cash interest expense (amortization)	3,030	3,414
Tax impact of non-GAAP items (b)	(85,131)	178,504
Adjusted net income attributable to EQT	$364,608	$668,563

Diluted weighted average common shares outstanding	444,967	393,883
Diluted EPS	$0.23	$3.10
Adjusted EPS	$0.82	$1.70
(a)    Other expenses primarily consist of transaction costs associated with acquisitions and other strategic transactions, costs related to exploring new venture opportunities and executive severance.

(b) The tax impact of non-GAAP items represents the incremental tax benefit (expense) that would have been incurred had these items been excluded from net income attributable to EQT Corporation, which resulted in blended tax rates of 24.6% and 24.5% for the three months ended March 31, 2024 and 2023, respectively. The rates differ from the Company's statutory tax rate due primarily to state taxes, including valuation allowances limiting certain state tax benefits.

Adjusted EBITDA
Adjusted EBITDA is defined as net income, excluding interest expense, income tax expense, depreciation and depletion, loss on sale/exchange of long-lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that the Company's management believes do not reflect the Company's core operating performance. The Company’s management believes that this measure provides useful information to investors regarding the Company’s financial condition and results of operations because it helps facilitate comparisons of operating performance and earnings trends across periods by excluding the impact of items that, in their opinion, do not reflect the Company’s core operating performance. For example, adjusted EBITDA reflects only the impact of settled derivative instruments and excludes the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement.

The table below reconciles adjusted EBITDA with net income, the most comparable financial measure as calculated in accordance with GAAP, as reported in the Statements of Condensed Consolidated Operations to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

	Three Months Ended March 31,
	2024	2023

	(Thousands)
Net income	$103,063	$1,219,233
Add (deduct):
Interest expense, net	54,371	46,546
Income tax expense	24,302	356,646
Depreciation and depletion	486,750	387,685
Loss on sale/exchange of long-lived assets	147	16,528
Impairment and expiration of leases	9,209	10,546
Gain on derivatives	(106,511)	(824,852)
Net cash settlements received on derivatives	451,004	157,000
Premiums paid for derivatives that settled during the period	(34,669)	(99,417)
Other expenses (a)	22,852	19,662
Income from investments	(2,260)	(4,764)
Loss (gain) on debt extinguishment	3,449	(6,606)
Adjusted EBITDA	$1,011,707	$1,278,207
(a) Other expenses primarily consist of transaction costs associated with acquisitions and other strategic transactions, costs related to exploring new venture opportunities and executive severance.

Adjusted Operating Cash Flow and Free Cash Flow
Adjusted operating cash flow is defined as net cash provided by operating activities less changes in other assets and liabilities. Free cash flow is defined as adjusted operating cash flow less accrual-based capital expenditures, excluding capital expenditures attributable to noncontrolling interests. The Company's management believes adjusted operating cash flow and free cash flow provide useful information to investors regarding the Company's liquidity, including the Company's ability to generate cash flow in excess of its capital requirements and return cash to shareholders.

The table below reconciles adjusted operating cash flow and free cash flow with net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP, as derived from the Statements of Condensed Consolidated Cash Flows to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

	Three Months Ended March 31,
	2024	2023

	(Thousands)
Net cash provided by operating activities	$1,155,663	$1,662,768
Increase in changes in other assets and liabilities	(205,122)	(425,676)
Adjusted operating cash flow	$950,541	$1,237,092
Less: Capital expenditures	(548,987)	(468,905)
Add: Capital expenditures attributable to noncontrolling interests	—	5,378
Free cash flow	$401,554	$773,565

Adjusted Operating Revenues
Adjusted operating revenues (also referred to as total natural gas and liquids sales, including cash settled derivatives) is defined as total operating revenues, less the revenue impact of changes in the fair value of derivative instruments prior to settlement and net marketing services and other revenues. The Company’s management believes that this measure provides useful information to investors regarding the Company's financial condition and results of operations because it helps facilitate comparisons of operating performance and earnings trends across periods. Adjusted operating revenues reflects only the impact of settled derivative contracts; thus, the measure excludes the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement. The measure also excludes net marketing services and other revenues because it is unrelated to the revenue for the Company's natural gas and liquids production.

The table below reconciles adjusted operating revenues to total operating revenues, the most comparable financial measure calculated in accordance with GAAP, as reported in the Statements of Condensed Consolidated Operations to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

	Three Months Ended March 31,
	2024	2023

	(Thousands, unless otherwise noted)
Total operating revenues	$1,412,268	$2,661,071
(Deduct) add:
Gain on derivatives	(106,511)	(824,852)
Net cash settlements received on derivatives	451,004	157,000
Premiums paid for derivatives that settled during the period	(34,669)	(99,417)
Net marketing services and other	(1,852)	(5,861)
Adjusted operating revenues	$1,720,240	$1,887,941

Total sales volume (MMcfe)	534,050	458,805
Average realized price ($/Mcfe)	$3.22	$4.11

Net Debt
Net debt is defined as total debt less cash and cash equivalents. Total debt includes the Company's current portion of debt, revolving credit facility borrowings, term loan facility borrowings, senior notes and note payable to EQM Midstream Partners, LP (EQM). The Company's management believes net debt provides useful information to investors regarding the Company's financial condition and assists them in evaluating the Company's leverage since the Company could choose to use its cash and cash equivalents to retire debt.

The table below reconciles net debt with total debt, the most comparable financial measure calculated in accordance with GAAP, as derived from the Statements of Condensed Consolidated Balance Sheets to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

	March 31, 2024	December 31, 2023

	(Thousands)
Current portion of debt (a)	$606,967	$292,432
Term loan facility borrowings	497,390	1,244,265
Senior notes	4,319,747	4,176,180
Note payable to EQM	80,637	82,236
Total debt	5,504,741	5,795,113
Less: Cash and cash equivalents	648,048	80,977
Net debt	$4,856,693	$5,714,136

(a)As of March 31, 2024, the current portion of debt included the Company's senior notes due February 1, 2025 and a portion of the note payable to EQM. As of December 31, 2023, the current portion of debt included the Company's 1.75% convertible notes and a portion of the note payable to EQM. See the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 for further discussion.

Investor Contact
Cameron Horwitz
Managing Director, Investor Relations & Strategy
412.395.2555
cameron.horwitz@eqt.com

About EQT Corporation
EQT Corporation is a leading independent natural gas production company with operations focused in the Appalachian Basin. We are dedicated to responsibly developing our world-class asset base and being the operator of choice for our stakeholders. By leveraging a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable and low-cost energy. We have a longstanding commitment to the safety of our employees, contractors, and communities, and to the reduction of our overall environmental footprint. Our values are evident in the way we operate and in how we interact each day – trust, teamwork, heart, and evolution are at the center of all we do.

EQT Management speaks to investors from time to time and the analyst presentation for these discussions, which is updated periodically, is available via EQT’s investor relations website at https://ir.eqt.com.

Cautionary Statements Regarding Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this news release specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of EQT Corporation and its subsidiaries (collectively, EQT), including guidance regarding EQT’s strategy to develop its reserves; drilling plans and programs (including the number and type of drilling rigs and the number of frac crews to be utilized by EQT, the projected amount of wells to be turned-in-line and the timing thereof); projected natural gas prices, basis and average differential; the impact of commodity prices on EQT's business; total resource potential; projected production and sales volumes, including liquified natural gas (LNG) volumes and sales; the potential final terms of definitive LNG liquefaction tolling agreements EQT is considering entering into, if at all; projected well costs and unit costs; EQT's ability to successfully implement and execute its operational, organizational, technological and environmental, social and governance (ESG) initiatives, including EQT's emissions reduction goals, and EQT's ability to achieve the anticipated results of such initiatives; potential and pending acquisitions or other strategic transactions (including the pending Equitrans Midstream Acquisition and EQT’s pending transaction with Equinor), the timing thereof and EQT’s ability to achieve the intended operational, financial and strategic benefits from any such transactions or from any recently complected strategic transactions; the amount and timing of any redemptions, repayments or repurchases of EQT's common stock, outstanding debt securities or other debt instruments; EQT’s ability to reduce its debt and the timing of such reductions, if any; projected dividends, if any; projected free cash flow; liquidity and financing requirements, including funding sources and availability; EQT's ability to maintain or improve its credit ratings, leverage levels and financial profile, and the timing of achieving such improvements, if at all; EQT’s hedging strategy and projected margin posting obligations; EQT’s tax position and projected effective tax rate; and the expected impact of changes in laws.

The forward-looking statements included in this news release involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. EQT has based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by EQT. While EQT considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s control. These risks and uncertainties include, but are not limited to, volatility of commodity prices; the costs and results of drilling and operations; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying production forecasts; the quality of technical data; EQT’s ability to appropriately allocate capital and other resources among its strategic opportunities; access to and cost of capital, including as a result of rising interest rates, inflation and other economic uncertainties; EQT’s hedging and other financial contracts; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil; cybersecurity risks and acts of sabotage; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and sand and water required to execute EQT’s exploration and development plans, including as a result of supply chain and inflationary pressures; risks associated with operating primarily in the Appalachian Basin and obtaining a substantial amount of EQT’s midstream services from Equitrans Midstream; the ability to obtain environmental and other permits and the timing thereof; government regulation or action, including regulations pertaining to methane and other greenhouse gas emissions; negative public perception of the fossil fuels industry; increased consumer demand for alternatives to natural gas; environmental and weather risks, including the possible impacts of climate change; risks related to the Equitrans Midstream Acquisition and the transaction with Equinor, including potential delays in consummation, including as a result of regulatory proceedings, the risk that EQT's shareholders or the shareholders of Equitrans Midstream do not approve the transaction (in the case of the Equitrans Midstream Acquisition), the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated, EQT's ability to integrate the acquired operations and assets in a successful manner and in the expected time period and the possibility that any of the anticipated benefits and projected synergies of such transactions will not be realized or will not be realized within the expected time period; and disruptions to EQT’s business due to acquisitions, divestitures and other strategic transactions. These and other risks are described under the “Risk Factors” section in EQT's Annual Report on Form 10-K for the year ended December 31, 2023, the “Risk Factors” section to be included in EQT’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, and other documents EQT files from time to time with the Securities and Exchange Commission (the SEC).

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, EQT does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders; Additional Information and Where to Find It
In connection with the proposed transaction between EQT and Equitrans Midstream, EQT intends to file with the SEC a registration statement on Form S-4 (the registration statement) that will include a joint proxy statement of EQT and Equitrans Midstream and that will also constitute a prospectus of EQT (the joint proxy statement/prospectus). EQT and Equitrans Midstream also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that EQT or Equitrans Midstream may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS MIDSTREAM, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Equitrans Midstream. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans Midstream through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT's website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Equitrans Midstream may be obtained free of charge on Equitrans Midstream’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation
EQT and Equitrans Midstream and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT's directors and executive officers and their ownership of EQT's securities is set forth in EQT's filings with the SEC, including EQT's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person's ownership of EQT's securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Equitrans Midstream’s directors and executive officers and their ownership of Equitrans Midstream’s securities is set forth in Equitrans Midstream’s filings with the SEC, including Equitrans Midstream’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person's ownership of Equitrans Midstream’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation
This news release is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EQT CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONDENSED CONSOLIDATED OPERATIONS (UNAUDITED)

	Three Months Ended March 31,
	2024	2023

	(Thousands, except per share amounts)
Operating revenues:
Sales of natural gas, natural gas liquids and oil	$1,303,905	$1,830,358
Gain on derivatives	106,511	824,852
Net marketing services and other	1,852	5,861
Total operating revenues	1,412,268	2,661,071
Operating expenses:
Transportation and processing	545,181	514,984
Production	102,319	47,940
Exploration	916	952
Selling, general and administrative	73,053	51,894
Depreciation and depletion	486,750	387,685
Loss on sale/exchange of long-lived assets	147	16,528
Impairment and expiration of leases	9,209	10,546
Other operating expenses	11,973	19,662
Total operating expenses	1,229,548	1,050,191
Operating income	182,720	1,610,880
Income from investments	(2,260)	(4,764)
Other income	(205)	(175)
Loss (gain) on debt extinguishment	3,449	(6,606)
Interest expense, net	54,371	46,546
Income before income taxes	127,365	1,575,879
Income tax expense	24,302	356,646
Net income	103,063	1,219,233
Less: Net (loss) income attributable to noncontrolling interests	(425)	685
Net income attributable to EQT Corporation	$103,488	$1,218,548

Income per share of common stock attributable to EQT Corporation:
Basic:
Weighted average common stock outstanding	439,459	361,462
Net income attributable to EQT Corporation	$0.24	$3.37

Diluted:
Weighted average common stock outstanding	444,967	393,883
Net income attributable to EQT Corporation	$0.23	$3.10

EQT CORPORATION AND SUBSIDIARIES
PRICE RECONCILIATION

	Three Months Ended March 31,
	2024	2023

	(Thousands, unless otherwise noted)
NATURAL GAS
Sales volume (MMcf)	499,274	433,397
NYMEX price ($/MMBtu)	$2.26	$3.45
Btu uplift	0.13	0.17
Natural gas price ($/Mcf)	$2.39	$3.62

Basis ($/Mcf) (a)	$(0.14)	$0.33
Cash settled basis swaps ($/Mcf)	(0.03)	(0.17)
Average differential, including cash settled basis swaps ($/Mcf)	$(0.17)	$0.16
Average adjusted price ($/Mcf)	$2.22	$3.78
Cash settled derivatives ($/Mcf)	0.86	0.32
Average natural gas price, including cash settled derivatives ($/Mcf)	$3.08	$4.10
Natural gas sales, including cash settled derivatives	$1,537,866	$1,775,135

LIQUIDS
NGLs, excluding ethane:
Sales volume (MMcfe) (b)	20,732	13,497
Sales volume (Mbbl)	3,455	2,250
NGLs price ($/Bbl)	$41.59	$38.75
Cash settled derivatives ($/Bbl)	0.01	(2.36)
Average NGLs price, including cash settled derivatives ($/Bbl)	$41.60	$36.39
NGLs sales, including cash settled derivatives	$143,731	$81,856
Ethane:
Sales volume (MMcfe) (b)	11,370	9,927
Sales volume (Mbbl)	1,895	1,654
Ethane price ($/Bbl)	$6.58	$7.04
Ethane sales	$12,462	$11,652
Oil:
Sales volume (MMcfe) (b)	2,674	1,984
Sales volume (Mbbl)	446	331
Oil price ($/Bbl)	$58.74	$58.37
Oil sales	$26,181	$19,298

Total liquids sales volume (MMcfe) (b)	34,776	25,408
Total liquids sales volume (Mbbl)	5,796	4,235
Total liquids sales	$182,374	$112,806

TOTAL
Total natural gas and liquids sales, including cash settled derivatives (c)	$1,720,240	$1,887,941
Total sales volume (MMcfe)	534,050	458,805
Average realized price ($/Mcfe)	$3.22	$4.11

(a)Basis represents the difference between the ultimate sales price for natural gas, including the effects of delivered price benefit or deficit associated with the Company's firm transportation agreements, and the NYMEX natural gas price.
(b)NGLs, ethane and oil were converted to Mcfe at a rate of six Mcfe per barrel.
(c)Also referred to herein as adjusted operating revenues, a non-GAAP supplemental financial measure.